 ROCKFORD MINERALS INC.

September 27, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Attention: Larry Spirgel, Assistant Director
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Spirgel:

Re:	Rockford Minerals, Inc.
Amendment No. 1 to Form 8-K
Filed September 3, 2013
File No. 001-34911

I am the President of Rockford Minerals Inc. (the “Company”) and submit this letter pursuant to a comment letter from the Securities and Exchange Commission (the “SEC”) dated September 13, 2013. My response is as follows:

Item 1.01 Entry into a Material Definitive Agreement

1.	We note your response to comments 5, 45 and 47 of our letter dated July 30, 2013. Please address the following comments.

●	Tell us whether you have agreements with the sole director of the Subco (“Mr. Marmora”) and other preferred shareholders of Subco to exchange the preferred shares into your common stock. In addition, tell us if such director has entered into an agreement to approve the exchange. If you do not have any such agreements, tell us how you conclude that the former shareholders of Topic Spa Inc. have control of you.

●	Tell us whether each preferred share has a one-to-one vote with the common stock on all matters related to Subco. If not, tell us the circumstances in which the preferred share does not have a one-to-one vote with the common stock.

●	If Mr. Marmora exchanges his preferred shares, we note that he will have more than 35% voting interest based on your risk factor disclosures. Please tell us how Mr. Marmora’s 35% voting interest results in majority control of you.

●	We note that Subco acquired 78% of Tropic Spa’s common stock. Tell us who owned the remaining 22% of Tropic Spa’s common stock. Identify each owner, the percentage owned and the relationship, if any, to each shareholder of Tropic Spa.

●	As previously requested, tell us the nature and term(s) of each right and restriction of the preferred share. We note the disclosures under “Introduction.”

Response: The Company does not have any agreement with any preferred shareholder of Subco, including myself, to exchange their preferred shares into shares of the Company’s common stock. I have not entered into any agreement to approve such an exchange. Please refer to the first paragraph of the Company’s response to comment 5 of the SEC’s letter dated July 30, 2013 (the “Letter”) for an explanation of how the Company concluded that the former shareholders of Tropic Spa have control of the Company.

Rockford Minerals Inc. 1057 Parkinson Road, Unit 9, Woodstock, Ontario N4S 7W3

As described in section 10 of Appendix 1 to the Exchange Agreement, the holders of the preferred shares of Subco are not entitled to receive notice of or to attend any meeting of the shareholders of Subco or to vote at any such meeting.

As described in the Company’s response to comment 5 of the Letter, even if only my preferred shares of Subco were exchanged for shares of the Company’s common stock and those of the other holders of Subco’s preferred shares were are not, I would still acquire majority control of the Company. The 35% figure in the risk factor disclosure refers to the total voting power of all of the Company’s outstanding voting securities on a fully converted basis, as noted in Item 5.01 of the Form 8-K.

The remaining 22% of Tropic Spa’s common shares are owned by more than 240 shareholders in varying percentages. None of those shareholders has any relationship to Tropic Spa that would be required to be disclosed under applicable securities laws, either as a result of the acquisition of preferred shares of Subco or otherwise.

The nature and term(s) of each right and restriction of the preferred shares of Subco that is material to the holders of the Company’s common stock is summarized in the Introduction section of the Form 8-K, while the complete text of the rights and restrictions attached to such preferred shares is included as Appendix I to the Exchange Agreement. Since the holder’s of the Company’s common stock are only affected by these rights and restrictions to the extent that the preferred shares of Subco are exchangeable into shares of the Company’s stock, the Company does not feel that any further discussion in the Form 8-K is necessary.

2.	Please explain why Callco was formed and its role in the exchange and under the Exchange Agreement.

Response: The Company has added the following discussion to the Form 8-K for the purpose of explaining why Callco was formed and its role in the exchange and under the Exchange Agreement:

“Callco, our wholly owned subsidiary, was formed solely for the purpose of avoiding a Canadian deemed dividend withholding tax payable on a dividend or other distribution of Subco to us to the extent that such a dividend or other distribution exceeds the paid-up capital of Subco. However, in order for this to take place Callco must become the holder of the one issued and outstanding common share of Subco that we currently hold, since it would then permit the dividend or other distribution to pass through Callco before being distributed to us.”

3.	We note your response to comment 6 of our letter dated July 30, 2013. Please either affirmatively state that you have disclosed all the material provisions of the Exchange Agreement or remove the language throughout the document that your disclosure is “qualified in its entirety by reference to the complete text of the Exchange Agreement filed as Exhibit 10.1.”

Response: The Company has revised the Form 8-K to state that its description of the Exchange Agreement includes a summary of all the material provisions.

4.	We note your response to comment 6 of our letter dated July 30, 2013. Revise to disclose Mr. Glenn Collick’s role as a promoter and the benefits received for his participation. Please confirm whether there were any other third parties or promoters that played a material role in arranging or facilitating the business transaction.

Response: Please refer to the Company’s response to comment 16, below. On behalf of the Company, I confirm that no other third parties or promoters played a material role in arranging or facilitating the business transaction between the Company and Tropic Spa.

Description of Business

Our Corporate History and Background

5.	Your response to comment 11 or our letter dated July 30, 2013, with respect to the Share Subscription Agreements, does not match your disclosure regarding the acquisition of your patent. Please reconcile your explanation of how you acquired your patent.

Response: The Company has reconciled its explanation as requested to include the following disclosure in the Form 8-K:

“Due to an administrative error, John Marmora, the sole officer and director of Tropic Spa and our current sole officer and one of our directors, and one other individual were originally recorded as the inventors of the Patent; however, their respective portions of the Patent were formally assigned to Tropic Spa subsequent to the date of the Agreements.”

6.	We note that you revised your disclosure to refer to six (rather than five) companies who entered into share subscription agreements with Tropic Spa on November 19, 2007. Please explain why the remaining disclosure regarding the share subscription agreements continues to refer to five companies.

Response: The Company has revised its disclosure throughout the Form 8-K to refer to the six companies on a consistent basis.

Home Use Tanning Spray

7.	We reissue comment 14 of our letter dated July 30, 2013. Please revise to provide a reasonable explanation and basis for your belief that only one home use spray tanning machine, the ShowerTan system, is comparable to your product. You should reference and provide citations to independent reports and market analysis to support your position.

Response: The Company has revised the Form 8-K to state that despite its research and industry knowledge it is not aware of any independent reports or market analysis focused on this specific segment of the sunless tanning market; however, to the best of its knowledge and belief only one home use spray tanning machine, the ShowerTan system, is comparable to its product.

Marketing Plan

8.	We note your response to comment 17 of our letter dated July 30, 2013. Please revise to include your explanation of specific marketing expenses under “Management’s Discussion and Analysis.” You should provide sufficient detail and reasoning for these expenses in order to explain the significance of your marketing efforts.

Response: The Company has included an explanation of its specific marketing expenses in the “Management’s Discussion and Analysis” section of the Form 8-K as requested.

9.	Please disclose under what brand you intend to market your tanning products.

Response: The Company has revised its disclosure in the Form 8-K as requested to explicitly state that it plans to market its home mist tanning system and products under the Tropic Spa brand name.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations

10.	We note your response to comment 29 of our letter dated July 30, 2013. Please expand the last paragraph to discuss your plans if you are unable to obtain financing.

Response: The Company has expanded the paragraph in question in the Form 8-K to include the following discussion:

“Further, if we are unable to secure any additional financing then we plan to reduce the amount that we spend on our operations, including our management-related consulting fees and other general expenses, so as not to exceed the capital resources available to us. Regardless, our current cash reserves and working capital may not be sufficient to enable us to sustain our business for the next 12 months, even if we do decide to scale back our operations.”

Results of Operations

11.	We note that revenue from flyer distribution accounts for a significant percentage of your total revenue in recent periods. Please explain in greater detail how you coordinated this arrangement to provide advertising brochures within your home mist tanning unit package. Further, please explain the material terms of your arrangement with the fitness company, including whether your revenue is fee-based or a percentage-based. Also, disclose the risks associated with relying on this revenue stream given that your intended business focus is to sell home mist tanning sprays.

Response: The Company coordinated its flyer distribution arrangement through one of its shareholders, Rudy Flaman, who is also the President of the Flaman Group of Companies, the entity with which the Company maintains the arrangement. As described in our response to comment 32 of the Letter, the agreement is a one-sentence invoice from Tropic Spa to the Flaman Group of Companies in the amount of $52,500 ($50,000 plus GST). The invoice simply states that Tropic Spa will to insert a Flaman Fitness brochure advertising that company’s locations in Canada and related information into every home mist tanning unit package it ships in Canada for a period of two years beginning on March 1, 2012. As such, the arrangement is fee-based rather than percentage-based. With all due respect, since the Company does not plan to rely on this revenue stream given its intended business focus it does not feel that any related risk disclosure is necessary.

Critical Accounting Policies

Intangible Assets, page 21

12.	We note your response to comment 30 of our letter dated July 30, 2013. Please revise to amortize the patent from the date of issuance (September 29, 2009) to its remaining life (September 29, 2026). We believe that your patent has a limited life and the amortization should be consistent with the passage of time rather than when revenues are generated.

Response: The Company has updated the continuing account balances of Tropic Spa Inc. to reflect straight-line amortization of the patent beginning in the year ended August 31, 2010. The Company’s financial statements for the year ended August 31, 2012 have also been updated to include the effect of patent amortization recognized in 2010, 2011 and 2012.

Home Use Airbrushing, page 9

13.	We note your response to comment 31 of our letter dated July 30, 2013. We note in Note 1 of the financial statements, Nature of Operations, that “Topic Spa Group Inc. (“TSGI”) incurred an additional $2,685,104 on the continued development of the Home Mist Tanning system and application for the acquisition of the patent.” It appears that such costs were included in the fully capitalized amount of $6,342,279 recorded on the balance sheet at May 31, 2013. Please revise your disclosure throughout the document (as applicable) and/or advise why the $2,685,104 of costs is not included in the patent carrying value. In addition, tell us in detail the factors you considered in concluding that the fair value of the patent is based on the fair value of your common stock issued and not the fair value of the patent as determined using a valuation methodology. Include in your response how you determined the fair value of the common stock issued for the patent.

Response: Since the $2,685,104 is included in the original $6,342,279 capitalized amount of the patent on Tropic Spa Inc.’s balance sheet, the Company does not believe that any revision of its existing disclosure is necessary. The disclosure provided in the May 31, 2013 interim financial statements of Tropic Spa Inc. indicates that the $6,342,279 capitalized amount consists of $3,657,175 pursuant to the original share subscription agreements and $2,685,104 pursuant to the second share subscription agreement. This has been clarified by including further disclosure in Note 1 of the May 31, 2013 and August 31, 2012 financial statements of Tropic Spa Inc. that the “total value assigned to the carrying value of the Patent pursuant to the Agreements and the Second Agreement, collectively, was $6,342,279 (consisting of the $3,657,175 from the Agreements and the $2,685,104 from the Second Agreement).”

In concluding that the fair value of the patent should be based on the value of Tropic Spa Inc.’s common shares rather than a fair value as determined using a valuation methodology, the Company considered various factors including the cost-benefit of performing a valuation assessment using one or more valuation analysis experts and the reliability of such an assessment considering the uncertainty of generating future cash flows from sales. Based on these factors, the Company considered it more reasonable to value the patent based on the value of Tropic Spa Inc.’s common shares issued in connection with the acquisition of the patent instead of a valuation methodology.

Fair value of an intangible asset is defined in Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, as “the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale”. The patent was acquired through share subscription agreements with arm’s length parties that incurred costs to develop the product/technology as well as apply for and acquire the patent. As such, the value of the share capital consideration paid in exchange for this patent was considered the fair value for acquiring the patent in a current transaction between willing parties at the time of acquisition. The fair values of the common stock issued were based on the value of consideration per share agreed upon between Tropic Spa Inc. and the arm’s length subscribers at the time of the subscriptions.

Liquidity and Capital Resources

14.	We note your response to comment 28 of our letter dated July 30, 2013. Please include this disclosure in your next amendment.

Response: The Company has included the disclosure in question in the Form 8-K as requested.

15.	We note your response to comment 32 of our letter dated July 30, 2013. Please file the February 2012 agreement with the Flaman Group of Companies as an exhibit in your next amendment or explain why you are not substantially dependent upon this agreement.

Response: Please refer to the Company’s response to comment 11, above. Although the revenue the Company has received as a result of the arrangement does account for a significant percentage of its total revenue in recent periods, this revenue stream is expected to cease on February 28, 2014, by which time that Company anticipates that it will have begun to fully implement its marketing plan.

Certain Relationships and Related Transactions, and Director Independence

16.	We note your response to comment 37 of our letter dated July 30, 2013 and are unable to agree. Please identify Mr. Glenn Collick as a promoter pursuant to Item 404(c).

Response: The term “promoter” is defined in Rule 12b-2 under the Exchange Act as including someone who either:

(a)	acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer; or

(b)	in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities.

With all due respect, Mr. Glenn Collick cannot be deemed to have participated in founding and organizing the business or enterprise of either the Company or Tropic Spa since he was not involved in the founding process at any time. He also has no interest, registered or beneficial, in the securities of either entity. As described in the Company’s response to comment 7 of the Letter, all Mr. Collick did was facilitate the introduction of Tropic Spa to the Company, in exchange for which he received minimal consideration. As such, Mr. Collick should more properly be considered a finder than a promoter.

Description of Securities

17.	We reissue comment 39 of our letter dated July 30, 2013. We note your reiteration of information from the “Introduction” section. Please briefly explain how these agreements under the Share Exchange Agreement impact the rights of the registrant’s stockholders.

Response: The Company has revised the Form 8-K as requested to include the following explanation:

“Neither agreement impacts the rights of the holders of our common stock except to the extent that it grants the holders of Exchangeable Shares rights that are functionally equivalent to those of our stockholders.”

18.	Please explain the purpose and effect of the terms of the preferred shares of Subco, including exchange rights, retraction and redemption.

Response: Please refer to the last paragraph of the Company’s response to comment 1, above. The terms of the preferred shares of Subco that are material to the holders of the Company’s common stock are summarized under the heading “Share Exchange Impact” in this section, and again, they do not affect the holder’s of the Company’s common stock except to the extent that the preferred shares of Subco are exchangeable into shares of the Company’s stock.

Exhibit 99.3 Unaudited Financial Statements for the Period Ended May 31, 2013

General

19.	We note your reference to the work of your auditors in your responses to comments 5 and 44-46 of our letter dated July 30, 2013. Please tell us the involvement of your auditors in the preparation of your audited financial statements.

Response: The Company’s auditors were not involved in the preparation of either the Company’s audited financial statements or those of Tropic Spa. Rather, they simply reviewed the Company’s draft responses to certain comments in the Letter and provided feedback on those responses. As a result, their work was referenced therein.

Exhibit 99.4. Unaudited Pro Forma Financial Statements for the Period Ended April 30, 2013

20.	Please update the pro forma balance sheet to include the historical information as of May 31, 2013 for Tropic Spa Inc.

Response: The Company has updated the unaudited pro forma financial statements for the period ended April 30, 2013 to include the historical information as of May 31, 2013 for Tropic Spa Inc. on the balance sheet. These balances also include the effect of patent amortization to that date, as calculated and adjusted in response to comment 12.

We will incur increased costs as a result of being a public company, page 15

21.	Please update the interim pro forma statement operations to include the historical information for the six months ended April 30, 2013 for Rockford Minerals, Inc. and for the six months ended May 31, 2013 for Tropic Spa Inc.

Response: The Company has updated the unaudited pro forma financial statements for the period ended April 30, 2013 to include the historical information for the six months ended April 30, 2013 for Rockford Minerals, Inc. and for the six months ended May 31, 2013 for Tropic Spa Inc. on the interim pro forma statement of operations.

* * * * *

On behalf of the Company, I acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any further questions or comments.

Yours truly,

/s/ John Marmora
John Marmora